Issuer Free Writing Prospectus dated June 11, 2014

Filed Pursuant to Rule 433

Relating to the Preliminary Prospectus dated June 4, 2014 and

Registration Statement No. 333-194780

CBD ENERGY LIMITED.

This free writing prospectus relates only to the ordinary shares described below and should be read together with the preliminary prospectus, dated June 4, 2014 (the “Preliminary Prospectus”), included in Amendment 3 to the Registration Statement on Form F-1 (File No. 333-194780) of CBD Energy Limited filed with the Securities and Exchange Commission (“SEC”) on June 4, 2014 (“Amendment No. 3”), relating to its public offering of ordinary shares. A copy of the most recent preliminary prospectus included in Amendment No. 3 can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1539042/000114420414035536/v380342_f1a.htm#a_09.

This free writing prospectus contains certain information set forth in Amendment No. 3 and updates and, to the extent inconsistent therewith or prepared based on assumptions that are inconsistent with the information below, supersedes the information contained in the Preliminary Prospectus. All references to captions correspond to the Preliminary Prospectus unless otherwise specified. The information set forth in this free writing prospectus primarily relates to changes to the pro forma information previously provided in the Preliminary Prospectus to give effect to certain amendments to agreements providing for the exchange of certain of our convertible notes. As used in this free writing prospectus, unless otherwise noted, “we,” “us,” “our” and the “Company” refer to CBD Energy Limited and its consolidated subsidiaries.

The following summarizes the information contained in Amendment No. 3 and supplements and updates the information contained in the Preliminary Prospectus.

Recent Developments	The Preliminary Prospectus has been updated to include certain additional information under the heading “Recent Developments” in the sections titled “Prospectus Summary” as set forth on Exhibit A.
Potential Purchases by Affiliates of Existing Principal Stockholders The Offering

The Preliminary Prospectus has been updated to include the heading “Potential Purchases by Affiliates of Existing Principal Stockholders” in the section titled “Prospectus Summary” as set forth in Exhibit A.

The Preliminary Prospectus has been updated to revise certain disclosure in the section titled “The Offering” as set forth on Exhibit B attached hereto.

Consolidated Balance Sheet Data

Our pro forma and pro forma as adjusted balance sheet data set forth in the Preliminary Prospectus under the heading “Summary Consolidated Financial Information” in the section titled “Prospectus Summary” have been updated as set forth on Exhibit C attached hereto.

Risk Factors	The Preliminary Prospectus has been updated to revise certain disclosure in the section titled “Risk Factors” as set forth on Exhibit D attached hereto.
Capitalization	The Preliminary Prospectus has been updated to revise certain disclosure in the section titled “Capitalization” as set forth on Exhibit E attached hereto.
Dilution	The Preliminary Prospectus has been updated to revise certain disclosure in the section titled “Dilution” as set forth on Exhibit F attached hereto.

Description of Indebtedness

The Preliminary Prospectus has been updated to revise certain disclosure in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as set forth on Exhibit G attached hereto.

Description of Share Capital	The Preliminary Prospectus has been updated to revise certain disclosure in the section titled “Description of Share Capital” as set forth on Exhibit H attached hereto.
Shares Eligible for Future Sale	The Preliminary Prospectus has been updated to revise the section titled “Shares Eligible for Future Sale” as set forth on Exhibit I attached hereto.

The Company has filed a registration statement (including a preliminary prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the preliminary prospectus may be obtained from the offices of: (i) National Securities Corporation., Attention: Jonathan Rich, Executive Vice President Investment Banking or Andre Amaritei, Senior Vice President Investment Banking, 410 Park Avenue, 14th Floor, New York, NY 10022, Telephone: 212-417-8000, Fax: 212-380-2828, e-mail: jrich@nationalsecuritiesib.com or aamaritei@nationalsecuritiesib.com or (ii) Northland Capital Markets, Attention: Shawn D. Messner, Head of Energy Investment Banking, 45 South 7th Street, Suite 2000, Minneapolis, MN 55402, Telephone: 612-851-4989 , Fax: 612-395-5216, e-mail: smessner@northlandcapitalmarkets.com.

EXHIBIT A

PROSPECTUS SUMARY

The disclosure set forth on page 2 of the Preliminary Prospectus under the heading “Recent Developments – Convertible Noteholder Agreements” has been updated to include the following related disclosure.

Convertible Noteholder Agreements

On June 10, 2014, we entered into a note exchange agreement with a holder of our Series 1 Convertible Notes whereby the agreement of May 30, 2014 to exchange US$2,000,000 of our obligations under the Series 1 Notes held by such noteholder, effective upon the commencement of trading of our ordinary shares on the NASDAQ Capital Market, was amended to provide that we would exchange US$2,000,000 of our Series 1 Convertible Note obligations for 200 Class A Preferred Shares instead of ordinary shares, as contemplated by the agreement of May 30, 2014. Class A Preferred Shares will have a liquidation preference over our ordinary shares, will be non-voting (except with respect to any Class A Preferred Stock matters in accordance with the Corporations Act) and will be convertible at any time into our ordinary shares, in whole or in part, at such holder’s option. The number of ordinary shares into which each Class A Preferred Share is convertible will be determined by dividing the value of each Class A Preferred Share plus any accrued but unpaid dividends by the lesser of (i) $15.90 or (ii) the lowest offer price of the ordinary shares being offered pursuant to the Preliminary Prospectus. If converted in their entirety, assuming a public offering price of US$5.00 per share (the midpoint of the price range set forth on the cover of the Preliminary Prospectus), the conversion of the Class A Preferred Shares issuable to our Series 1 Convertible Noteholder A would result in the issuance by us of an aggregate of 400,000 of our ordinary shares. The Class A Preferred Shares will be redeemable by us, in whole or in part, at our sole election, but will be redeemable at the holder’s election only upon the occurrence of certain fundamental changes, including where the Company files for bankruptcy or administrative protection or similar protection under applicable statutes, is judged insolvent or initiates liquidation proceedings or other analogous proceedings under such notes.

On June 10, 2014, we entered into a note exchange agreement with a holder of our Series 3 Convertible Notes whereby the agreement of May 30, 2014 to exchange US$1,100,000 of our obligations under the Series 3 Notes held by such noteholder, effective upon the commencement of trading of our ordinary shares on the NASDAQ Capital Market, was amended to provide that (i) we would instead exchange US$2,350,000 of our Series 3 Convertible Note obligations for 235 Class A Preferred Shares and (ii) the remainder of the indebtedness under the Series 3 Convertible Notes, after giving effect to the exchange of US$2,350,000 of note obligations for Class A Preferred Shares (approximately US$23,248 as of May 31, 2014) would be exchanged for our ordinary shares. The Class A Preferred Shares will have the same rights and preferences as those issued to the Series 1 Convertible Noteholder (as described above). Assuming a public offering price of US$5.00 per share (the midpoint of the price range set forth on the cover of the Preliminary Prospectus), (i) the conversion of the Class A Preferred Shares issuable to our Series 3 Convertible Noteholder would result in the issuance by us of an aggregate of 470,000 of our ordinary shares and (ii) the exchange of our Series 3 Note obligations for our ordinary shares upon effectiveness of the agreement would result in the issuance by us of an aggregate of 4,650 of our ordinary shares.

The following disclosure has been added below the section titled “Implications of Being an Emerging Growth Company” on page 6 of the Preliminary Prospectus under a new heading titled “Potential Purchases by Affiliates of Existing Principal Stockholders”.

Potential Purchases by Affiliates of Existing Principal Stockholders

Entities affiliated with Washington H. Soul Pattinson, one of our existing principal shareholders, have indicated an interest in purchasing up to approximately $1.5 million of our ordinary shares to be issued in the offering described in the Preliminary Prospectus at the public offering price, provided that such purchase would be limited to a number of shares that would not result in Washington H. Soul Pattinson and its affiliates owning more than 9.9% of our ordinary shares outstanding upon consummation of such purchase.

Entities affiliated with Alpha Capital Anstalt, one of our existing shareholders, have indicated an interest in purchasing up to approximately $1.0 million of our ordinary shares to be issued in the offering described in the Preliminary Prospectus at the public offering price, provided that such purchase would be limited to a number of shares that would not result in Alpha Capital Anstalt and its affiliates owning more than 9.9% of our ordinary shares outstanding upon consummation of such purchase.

However, because indications of interest are not binding agreements or commitments to purchase, these entities may determine to purchase fewer shares than they have indicated an interest in purchasing or not to purchase any shares in this offering.

EXHIBIT B

THE OFFERING

The disclosure set forth in the Preliminary Prospectus on page 7 under the heading “The Offering” has been replaced in its entirety with the following:

Securities offered by us	1,750,000 ordinary shares.
Ordinary shares to be outstanding immediately after this offering	4,493,691 ordinary shares. If the underwriters’ over-allotment option is exercised in full, the total number of ordinary shares outstanding immediately after this offering would be 4,756,191.
Over-allotment provision	We have granted the underwriters an option for a period of 45 days to purchase up to an additional 262,500 ordinary shares.
Use of proceeds	We intend to use the net proceeds received from this offering for working capital, to repay certain indebtedness, to fund potential acquisitions, to develop further renewable energy projects and for general corporate purposes. Principal intended uses in order of priority and subject to availability of funds are: US$4.0 million to acquire and provide working capital to a U.S.-based EPC contractor; US$0.5 million for payment of costs related to this offering; repayment of an A$2.0 million (US$1.8 million) line of credit; and the balance to provide working capital to our Australian solar business and for general corporate purposes. See “Use of Proceeds” on page 41.
Risk factors	See “Risk Factors” beginning on page 10 and the other information included in this prospectus for a discussion of factors you should carefully consider before investing in our securities.
Lock-up provision	We, and each of our directors and executive officers have agreed with the underwriters, subject to specific exceptions, not to sell or transfer any ordinary shares or securities convertible into or exercisable for ordinary shares for a period of up to 180 days after the date of this prospectus (subject to extension in certain circumstances). See “Underwriting.”
OTC BB trading symbol	CBDNF
Proposed Symbol and Listing	We have applied to list our ordinary shares on The NASDAQ Capital Market under the symbol “CBDE.” The offering is conditioned upon our ordinary shares being approved for listing on The NASDAQ Capital Market.

Unless we indicate otherwise, all information in this prospectus:

•	reflects a 1-for-300 reverse stock split of our ordinary shares effected February 6, 2014, and the corresponding adjustment of all share prices, all stock option and warrant exercise prices per ordinary share and all convertible note conversion prices per share;

•	is based on 2,071,304 ordinary shares issued and outstanding as of June 2, 2014;

•	reflects an aggregate of 672,387 ordinary shares to be issued to noteholders, our unsecured installment noteholders and our Directors and an Executive effective upon the commencement of trading on the NASDAQ Capital Market;
•	excludes 380,712 ordinary shares issuable upon exercise of outstanding warrants to purchase our ordinary shares as of June 2, 2014;
•	excludes 421,540 ordinary shares issuable upon conversion of outstanding convertible notes as of June 2, 2014;
•	assumes no exercise by the underwriters of their option to purchase up to an additional 262,500 ordinary shares to cover over-allotments, if any; and
•	assumes an offering price of $5.00 per ordinary share, which is the midpoint of the range set forth on the cover of this prospectus.

EXHIBIT C

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The disclosure set forth on page 9 of the Preliminary Prospectus under the heading “Consolidated Balance Sheet Data” has been updated by replacing the table on page 9 of the Preliminary Prospectus and the lead-in thereto in their entirety with the following:

The following table sets forth our summarized consolidated balance sheet, as of December 31, 2013:

•	on an actual basis giving effect to the 1-for-300 reverse stock split effected on February 6, 2014;

•	on a pro forma basis giving effect to the issuance of ordinary shares from January 1, 2014 through and immediately prior to the date of this offering as follows: (i) on January 22, 2014 we issued 95,316 ordinary shares at a price of A$3.06 per share and 23,333 ordinary shares at a price of A$3.60 per share; (ii) on February 5, 2014 we issued 163,386 ordinary shares at a price of A$3.00 per share and 8,333 ordinary shares at a price of A$3.30 per share; and (iii) on May 19, 2014 we issued 39,291 ordinary shares at a price of US$10.00 per share;

•	on a pro forma as adjusted basis to give effect to (i) the share issuances described above and; (ii) the sale of the 1,750,000 ordinary shares in this offering at the assumed public offering price of US$5.00 per share (the midpoint of the price range set forth on the cover of this prospectus), after deducting underwriting discounts and commission and other estimated offering expenses payable by us and (iii) effective upon commencement of trading of our ordinary shares on the NASDAQ Capital Market, the issuance of; (a) 312,218 ordinary shares (at the assumed public offering price of US$5.00 per share (the midpoint of the price range set forth on the cover of this prospectus)) to be issued to one of our Series 1 Convertible Noteholders in exchange for cancelling all of our obligations under the convertible note agreement (US$1,438,949 as of May 16, 2014 plus an exchange premium of US$122,144, for an aggregate US$1,561,093); (b) 22,013 shares plus (at the assumed public offering price of US$5.00 per share (the midpoint of the price range set forth on the cover of this prospectus)) 84,184 ordinary shares (for an aggregate of 106,197 ordinary shares) to one of our Series 1 Convertible Noteholders in exchange for cancelling all of our obligations under the convertible note agreement (US$486,508) as of May 27, 2014; (c) 162,305 ordinary shares (at the assumed public offering price of US$5.00 per share (the midpoint of the price range set forth on the cover of this prospectus)) to three of our Series 3 Convertible Noteholders in exchange for cancelling an aggregate US$811,524 of our obligations under the convertible note agreements; (d) 200 Class A Preferred Shares to one of our Series 1 Noteholders in exchange for cancelling US$2,000,000 of our obligations under its note agreement; (e) 235 Class A Preferred Shares to one of our Series 3 Noteholders in exchange for cancelling US$2,350,000 of our obligations under the note agreement; (f) an aggregate of 41,667 ordinary shares (at the assumed public offering price of US$5.00 per share (the midpoint of the price range set forth on the cover of this prospectus)) to our Series A Installment Noteholders in exchange for cancelling all US$208,338 of our remaining obligations under the installment note agreement; and (g) an aggregate of 50,000 ordinary shares (at the assumed public offering price of US$5.00 per share (the midpoint of the price range set forth on the cover of this prospectus)) to our four Directors and one of our executives in exchange for cancelling our obligation to pay them an aggregate of US$250,000 of accrued but unpaid Director fees and management compensation respectively.

You should consider this table in conjunction with our financial statements and the notes to those financial statements included elsewhere in this prospectus.

Amounts in A$(000)	As of December 31,
	Actual	Pro forma	Pro forma (as adjusted)
	2013	2013	2013
Current assets	20,199	20,199	28,198
Non-current assets	22,801	22,801	22,801
Total assets	43,000	43,000	50,999
Current liabilities	32,638	31,631	23,496
Non-current liabilities	13,275	13,275	13,275
Total liabilities	45,913	44,906	36,771
Shareholders’ equity	(2,913)	(1,906)	14,228

EXHIBIT D

RISK FACTORS

The disclosure set forth on page 38 of the Preliminary Prospectus under the heading “Risk Factors—Risks Related to our Ordinary Shares and this Offering—You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future as we do further financings and transactions.” has been updated by replacing, in its entirety, the paragraph below such heading with the following and deleting the paragraph below such heading.

You will incur immediate and substantial dilution as a result of this offering. After giving effect to the sale by us of up to 1,750,000 ordinary shares offered in this offering (2,012,500 ordinary shares if the underwriter’s overallotment option is fully exercised) at an assumed public offering price of US$5.00 per share (the midpoint of the price range set forth on the cover of this prospectus), and after deducting the underwriters’ discount and estimated offering expenses payable by us, investors in this offering can expect an immediate dilution of US$5.27 per share (US$5.00 per share if the underwriters’ overallotment is fully exercised). In addition, in the past, we have issued options, warrants and convertible notes to acquire our ordinary shares and will issue convertible preferred shares upon commencement of trading of our shares on the NASDAQ capital market and we may issue additional convertible debt and equity securities, options and warrants in the future. To the extent these options, warrants or convertible notes or preferred shares are ultimately exercised or converted, you will sustain further future dilution.

EXHIBIT E

CAPITALIZATION

The disclosure set forth in the Preliminary Prospectus under the heading “Capitalization” on page 42 has been replaced in its entirety with the following.

The following table sets forth our capitalization as of December 31, 2013:

•	on an actual basis giving effect to the 1-for-300 reverse stock split effected on February 6, 2014;

•	on a pro forma basis giving effect to the issuance of ordinary shares from January 1, 2014 through and immediately prior to the date of this offering as follows: (i) on January 22, 2014 we issued 95,316 ordinary shares at a price of A$3.06 per share and 23,333 ordinary shares at a price of A$3.60 per share; (ii) on February 5, 2014 we issued 163,386 ordinary shares at a price of A$3.00 per share and 8,333 ordinary shares at a price of A$3.30 per share; and (iii) on May 19, 2014 we issued 39,291 ordinary shares at a price of US$10.00 per share;

•	on a pro forma as adjusted basis to give effect to (i) the share issuances described above and; (ii) the sale of the 1,750,000 ordinary shares in this offering at the assumed public offering price of US$5.00 per share (the midpoint of the price range set forth on the cover of this prospectus), after deducting underwriting discounts and commission and other estimated offering expenses payable by us; and (iii) effective upon commencement of trading of our ordinary shares on the NASDAQ Capital Market, the issuance of; (a) 312,218 ordinary shares (at the assumed public offering price of US$5.00 per share (the midpoint of the price range set forth on the cover of this prospectus)) to be issued to one of our Series 1 Convertible Noteholders in exchange for cancelling all of our obligations under the convertible note agreement (US$1,438,949 as of May 16, 2014 plus an exchange premium of US$122,144, for an aggregate US$1,561,093); (b) 22,013 shares plus (at the assumed public offering price of US$5.00 per share (the midpoint of the price range set forth on the cover of this prospectus)) 84,184 ordinary shares (for an aggregate 106,197 ordinary shares) to one of our Series 1 Convertible Noteholders in exchange for cancelling all of our obligations under the convertible note agreement (US$486,508) as of May 27, 2014; (c) 162,305 ordinary shares (at the assumed public offering price of US$5.00 per share (the midpoint of the price range set forth on the cover of this prospectus)) to three of our Series 3 Convertible Noteholders in exchange for cancelling an aggregate US$811,524 of our obligations under the convertible note agreements; (d) 200 Class A Preferred Shares to one of our Series 1 Noteholders in exchange for cancelling US$2,000,000 of our obligations under its note agreement; (e) 235 Class A Preferred Shares to one of our Series 3 Noteholders in exchange for cancelling US$2,350,000 of our obligations under the note agreement; (f) an aggregate of 41,667 ordinary shares (at the assumed public offering price of US$5.00 per share (the midpoint of the price range set forth on the cover of this prospectus)) to our Series A Installment Noteholders in exchange for cancelling all US$208,338 of our remaining obligations under the installment note agreement; and (g) an aggregate of 50,000 ordinary shares (at the assumed public offering price of US$5.00 per share (the midpoint of the price range set forth on the cover of this prospectus)) to our four Directors and one of our executives in exchange for cancelling our obligation to pay them an aggregate of US$250,000 of accrued but unpaid Director fees and management compensation respectively.

You should consider this table in conjunction with our financial statements and the notes to those financial statements included elsewhere in this prospectus.

	As of December 31, 2013
	Actual		Pro Forma		Pro Forma As Adjusted
	(in A$ 000)

Interest-bearing loans and borrowings (current and non-current), net of cash and cash equivalents		26,603		26,603		10,739

Net (liabilities) / assets		(2,913)		(1,906)		14,228

Total Capitalization	A$	23,690	A$	24,697	A$	24,967

EXHIBIT F

DILUTION

The disclosure set forth in the Preliminary Prospectus in the section titled “Dilution” on page 45 has been replaced in its entirety with the following.

If you invest in our ordinary shares, your ownership interest will be diluted to the extent of the difference between the public offering price per ordinary share and our net tangible book value per ordinary share after this offering. Dilution results from the fact that the public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value (deficit) as of December 31, 2013 was a deficit of approximately A$18.4 million (US$17.1 million), or A$(10.60) (US$(9.81)) per ordinary share. Our pro forma net tangible book value per share as of December 31, 2013 was a deficit of approximately A$17.5 million (US$16.1 million), or A$(8.43) (US$(7.80)) per ordinary share after giving effect to the issuance of ordinary shares from January 1, 2014 through and immediately prior to the date of this offering.

•	After giving effect to the exchange of US$4,350,000 of our convertible note obligations for 440 aggregate Class A Preferred Shares upon the commencement of trading of our ordinary shares on the NASDAQ Capital Market and the sale of the 1,750,000 ordinary shares in this offering at the assumed public offering price of US$5.00 per share (the midpoint of the price range set forth on the cover of this prospectus), after deducting underwriting discounts and commission and other estimated offering expenses payable by us and, effective upon commencement of trading of our ordinary shares on the NASDAQ Capital Market, the issuance of: (i) 312,218 ordinary shares (at the assumed public offering price of US$5.00 per share (the midpoint of the price range set forth on the cover of this prospectus)) to be issued to one of our Series 1 Convertible Noteholders in exchange for cancelling all of our obligations under a convertible note agreement (US$1,438,949 as of May 16, 2014 plus an exchange premium of US$122,144, for an aggregate US$1,561,093); (ii) 22,013 ordinary shares plus (at the assumed public offering price of US$5.00 per share (the midpoint of the price range set forth on the cover of this Prospectus)) 84,184 ordinary shares (for an aggregate of 106,197 ordinary shares) to one of our Series 1 Convertible Noteholders in exchange for cancelling all of our obligations under a convertible note agreement (US$486,508) as of May 27, 2014; (iii) 162,305 ordinary shares (at the assumed public offering price of US$5.00 per share (the midpoint of the price range set forth on the cover of this prospectus)) to three of our Series 3 Convertible Noteholders in exchange for cancelling an aggregate US$811,525 of our obligations under the convertible note agreements; (iv) an aggregate of 41,667 ordinary shares (at the assumed public offering price of US$5.00 per share (the midpoint of the price range set forth on the cover of this prospectus)) to our Series A Installment Noteholders in exchange for cancelling all US$208,338 of our remaining obligations under the installment note agreement; and (v) an aggregate of 50,000 ordinary shares (at the assumed public offering price of US$5.00 per share (the midpoint of the price range set forth on the cover of this prospectus)) to our four Directors and one of our executives in exchange for cancelling our obligation to pay them, an aggregate of US$250,000 of accrued but unpaid Director fees and management compensation respectively; our pro forma net tangible book value deficit of approximately A$ 18.5 million (US$17.1 million) at December 31, 2013 would have been a deficit of approximately A$1.3 million (US$1.2 million) or A$0.30 per ordinary share (US$0.27) per ordinary share). This represents an immediate increase in pro forma net tangible book value of approximately A$8.14 (US$7.52) per share to our existing shareholders, and an immediate dilution of A$5.70 (US$5.27) per share to investors purchasing ordinary shares in the offering.

Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of ordinary shares in this offering and the pro forma net tangible book value per ordinary share immediately after this offering.

The following table illustrates the per share dilution to investors purchasing shares in the offering:

	Per ordinary share
Assumed public offering price	US$	5.00
Pro forma net tangible book value (deficit) at December 31, 2013	US$	(7.80)
Increase in net tangible book value attributable to this offering	US$	7.52
Pro forma as adjusted net tangible book value (deficit) after this offering	US$	(0.27)
Dilution in net tangible book value to new investors in this offering	US$	(5.27)

The information above assumes that the underwriters do not exercise their over-allotment option. If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book deficit will decrease to US$0.00 per share, representing an immediate increase to existing shareholders of US$7.79 per share and an immediate dilution of US$5.24 per share to new investors (assuming a public offer price of US$5.00 per share, the midpoint of the price range set forth on the cover of this prospectus). If any shares are issued upon exercise of outstanding options, warrants, or convertible notes, new investors will experience further dilution.

EXHIBIT G

DESCRIPTION OF SHARE CAPITAL

The disclosure beginning on page 72 of the Preliminary Prospectus in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” has been updated by inserting the following disclosure prior to the last paragraph under the heading “Indebtedness – Equity-Linked Notes - Series 1 – secured.”

On June 10, 2014, we entered into an agreement with a holder of our Series 1 Convertible Notes whereby the agreement of May 30, 2014 to exchange US$2,000,000 of our obligations under the Series 1 Notes held by such noteholder for a certain number of ordinary shares, effective upon the commencement of trading of our ordinary shares on the NASDAQ Capital Market, was amended to provide that we would instead exchange US$2,000,000 of our Series 1 Convertible Note obligations for 200 Class A Preferred Shares.

The disclosure beginning on page 73 of the Preliminary Prospectus in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” has been updated by inserting the following disclosure prior to the last paragraph under the heading “Indebtedness – Equity-Linked Notes -- Series 3 – unsecured.”

On June 10, 2014, we entered into an agreement with a holder of our Series 3 Convertible Notes whereby the agreement of May 30, 2014 to exchange US$1,100,000 of our obligations under the Series 3 Notes held by such noteholder for a certain number of ordinary shares, effective upon the commencement of trading of our ordinary shares on the NASDAQ Capital Market, was amended to provide that (i) we would instead exchange US$2,350,000 of our Series 3 Convertible Note obligations for 235 Class A Preferred Shares and (ii) the remainder of the indebtedness under the Series 3 Convertible Notes (approximately US$23,248 as of May 31, 2014) would be exchanged for our ordinary shares.

Upon consummation of the exchanges pursuant to the note exchange agreements entered into on May 30, 2014 and June 10, 2014, all of our Series 3 Convertible Notes will be extinguished.

EXHIBIT H

DESCRIPTION OF SHARE CAPITAL

The disclosure set forth on page 115 of the Preliminary Prospectus in the section titled “Description of Share Capital “ has been updated by adding the following paragraph under the first paragraph under the heading “Share Capital”.

Our Board has authorized the issuance of Class A Preferred shares sufficient to meet our obligations under the exchange agreements entered into with certain of our Convertible noteholders on June 10, 2014, pursuant to which 440 Class A Preferred shares will be issued upon the commencement of trading of our Ordinary Shares on the NASDAQ Capital Market. If and when issued, the Class A Preferred Shares will have a liquidation preference over our ordinary shares, will be non-voting (except with respect to any Class A Preferred Stock matters) and will be convertible at any time into our ordinary shares, in whole or in part, at each holder’s option. The number of ordinary shares into which each Class A Preferred Share is convertible will be determined by dividing the face value each Class A Preferred Share plus any accrued but unpaid dividends by the lesser of (i) $15.90 or (ii) the lowest offer price of the ordinary shares being offered pursuant the Preliminary Prospectus. Our Class A Preferred Shares will be redeemable by us, in whole or in part, at our sole election, but will be redeemable at the holder’s election only upon the occurrence of certain fundamental changes, including where we file for bankruptcy or administrative protection or similar protection under applicable statutes, we are judged insolvent or we initiate liquidation proceedings or other analogous proceedings.

EXHIBIT I

SHARES ELIGIBLE FOR FUTURE SALE

The disclosure set forth on page 120 of the Preliminary Prospectus under the heading “Shares Eligible For Future Sale” has been updated by replacing, in its entirety, the first paragraph below such heading with the following paragraph.

Upon the completion of this offering, there will be an additional 2,422,387 ordinary shares outstanding, representing approximately 54% of our total issued and outstanding shares (assuming no exercise of the underwriters' over-allotment option). All of the ordinary shares sold in this offering will be freely transferable by persons other than our affiliates without restriction or further registration under the Securities Act. Sales of substantial amounts of our ordinary shares in the public market could adversely affect the prevailing market price of our ordinary shares. In addition, immediately following this offering, and assuming an offer price of US$5.00 per share (the midpoint of the price range set forth on the cover of this prospectus), holders of our ordinary shares, including our directors and executive officers, will hold 4,493,691 ordinary shares (4,756,191 ordinary shares if the underwriters’ overallotment option is fully exercised). However, our directors, and executive officers expect to enter into lock-up agreements with the representative as set forth below.